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Wynn's International, Inc.
500 North State College Boulevard, Suite 700, Orange, California 92868 Post Office Box 14143, Orange, California 92863-1543
Telephone (714) 938-3700      FAX (714) 938-3739


                                                                    NEWS RELEASE

CONTACT:  James Carroll
          Chairman of the Board and Chief Executive Officer
          (615) 444-0191

                                         FOR RELEASE ON APRIL 29, 1997
                                         AT 8:30 A.M. E.D.T.
                                         ------------------------------

               WYNN'S INTERNATIONAL, INC. ANNOUNCES FINAL RESULTS
                        OF DUTCH AUCTION TENDER OFFER

     ORANGE, Calif., April 29, 1997--Wynn's International, Inc. (NYSE:WN) announced today the final results of its Dutch Auction self-tender offer. The Company said that it will purchase 1,100,000 shares of its Common Stock, $1.00 par value per share, from its stockholders at a price of $24.25 per share in accordance with the terms of the tender offer. The tender offer expired at 12:00 Midnight (Eastern time) on Tuesday, April 22, 1997.

     Under the terms of the tender offer, which commenced on March 26, 1997, the Company had offered to purchase for cash up to 1,100,000 shares, or approximately 8.0%, of its issued and outstanding Common Stock at a purchase price, net to the seller in cash, not greater than $25.00 nor less than $22.00 per share. Because 1,597,354 shares were properly tendered at or below the price of $24.25 per share, the number of shares actually purchased from each tendering stockholder (other than holders of fewer than 100 shares) was prorated based on the proration method described in the Company's Offer to Purchase. The final proration factor was 68.83%.

     The Company will return to tendering stockholders all shares not purchased under the tender offer, including shares tendered at prices in excess of $24.25, shares not purchased because of proration and shares that were conditionally tendered and not accepted for purchase. The Company anticipates that payment for shares properly tendered and accepted will be mailed to tendering stockholders on or after April 29, 1997, and that shares that were tendered but not accepted for purchase will be returned to tendering stockholders on or after May 5, 1997.

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Wynn's International, Inc.
Page 2

     Immediately prior to the commencement of the tender offer, 13,714,717 shares were outstanding. After the purchase of the shares pursuant to the tender offer, the Company will have 12,614,717 shares of Common Stock outstanding.

     Lehman Brothers acted as financial advisor and dealer manager for the tender offer.

     James Carroll, Chairman of the Board and Chief Executive Officer of the Company, commented, "We are pleased with the results of the tender offer and we will continue to focus on increasing stockholder value."

     Wynn's International, Inc., founded in 1939, is a worldwide supplier of high quality O-rings and sealing products; specialty chemical products, equipment, and related service programs; and builders hardware supplies. The Company has 2,004 employees and is headquartered at 500 North State College Boulevard, Suite 700, Orange, California 92868, telephone: (714) 938-3700.

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